                                                                     EXHIBIT 4.1


                             BANKERS TRUST COMPANY
                            One Bankers Trust Plaza
                               130 Liberty Street
                            New York, New York 10006



                                                 July 22, 1997

Newport Investment LLC
c/o Apollo Advisors, L.P.
1301 Avenue of the Americas
New York, New York 10036

Attention:  Mr. Josh Harris


re  Alliance Recapitalization/SMT Acquisition Financing
-------------------------------------------------------


Ladies and Gentlemen:

          You have advised Bankers Trust Company ("BTCo") that Newport Investment LLC ("LLC"), a Delaware limited liability company formed by Apollo Investment Fund, L.P. and its affiliates (collectively, "Apollo") and one or more other investors acceptable to BTCo, intends to consummate a recapitalization (such transaction, together with the Newport Merger referred to below, the "Recapitalization") of Alliance Imaging, Inc. ("Alliance"), as a result of which (x) LLC would own at least 75.0% of the issued and outstanding shares of common stock of Alliance and (y) the Holdover Shareholders (as defined below) would own up to 25.0% of the issued and outstanding shares of common stock of Alliance. As part of the Recapitalization, (i) certain existing shareholders of Alliance (the "Holdover Shareholders") would retain equity capital in Alliance with a value of approximately $8.0 million (the "Equity Retention") and (ii) cash in an aggregate amount not to exceed $165.2 million will be distributed to the existing shareholders of Alliance (other than in respect of equity being retained pursuant to the Equity Retention). We understand that the Recapitalization shall be effected by means of a merger of a corporation to be formed and to become a wholly-owned subsidiary of LLC ("Acquisition Corp."), with and into Alliance, with Alliance as the surviving corporation of such merger (the "Newport Merger"). We further understand that in connection with the Recapitalization, certain existing indebtedness of Alliance in an aggregate principal amount equal to approximately $86.5 million, consisting of existing capitalized lease obligations and purchase money indebtedness and Alliance's existing credit facility, will be refinanced (the "Alliance Refinancing").

          You have further advised us that concurrently (or promptly following) with the consummation of the Recapitalization and the Alliance Refinancing, Alliance intends (i) to acquire, through a newly-created wholly-owned subsidiary ("SMT Merger Sub"), all of the capital stock of SMT Health Services, Inc., a corporation controlled (or to be controlled) by Apollo ("SMT"), by way of a one-step merger of SMT Merger Sub with and into Three Rivers Holding Corp. ("SMT Holdings"), a corporation that is (or will become) the parent of SMT (the "SMT Merger"), with SMT Holdings as the surviving corporation of such Merger and (ii) to repay in full approximately $55.0 million of outstandings under SMT'S existing credit facility (the "SMT Refinancing" and, together with Alliance Refinancing, the "Refinancing Transactions"). We understand that the total consideration to be paid in connection with the SMT Merger shall consist solely of (x) common stock of Alliance and (y) options to purchase common stock of Alliance granted to the holders of options to purchase common stock of SMT Holdings.

          We understand that the sources of funds needed to effect the Recapitalization, the Refinancing Transactions and the SMT Merger, to pay all fees and expenses incurred in connection therewith and to provide for the ongoing working capital needs.and general corporate requirements of Alliance and its subsidiaries shall be provided solely through (i) at least $37.0 million from the issuance by Acquisition Corp. of common stock (the "Common Equity Issuance") to LLC, (ii) at least $6.5 million from the issuance by Alliance of common stock in connection with the exercise of options by management of Alliance (the "Options Equity Issuance" and, together with the Common Equity Issuance, the "Equity Financing"), (iii) no less than $170.0 million from the issuance by Alliance of senior subordinated notes (the "Senior Subordinated Notes"), (iv) at least $35.0 million from the issuance by Alliance to Apollo of unsecured junior subordinated pay-in-kind bridge notes (the "Subordinated PIK Notes"), (v) at least $7.5 million of cash on the balance sheet of Alliance, provided that if the total existing indebtedness of Alliance and its
--------
subsidiaries outstanding on the date hereof (i.e., $86.5 million) is reduced
                                             ----
after the date hereof and prior to the Initial Borrowing Date (as defined below), the minimum cash requirement specified above in this clause (v) shall be reduced on a dollar-for-dollar basis by the amount of any such reduction, (vi) the incurrence by Alliance of the Senior Bank Financing described below (the financing transactions described in preceding clauses (i), (ii), (iii), (iv) and
(vi) are herein collectively referred to as the "Financing Transactions", with the Recapitalization, the Equity Retention, the Refinancing Transactions, the SMT Merger and the Financing

Transactions being herein collectively called the "Transaction"). After giving effect to the Transaction, Alliance and its subsidiaries shall have no outstanding indebtedness or preferred stock other than (x) indebtedness incurred pursuant to the Financing Transactions and (y) certain indebtedness existing on the Initial Borrowing Date in an aggregate outstanding amount not to exceed $40.0 million (the "Existing Indebtedness").

          BTCo further understands that the senior secured bank financing will be in the form of (i) a term loan facility (the "Term Loan Facility") in the amount of $50.0 million, to be made available to Alliance pursuant to a single drawing on the date of the consummation of the Recapitalization (the "Initial Borrowing Date") and (ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Bank Financing") in the amount of $150.0 million, to be made available to Alliance on and after the Initial Borrowing Date. A preliminary summary of terms and conditions of the Senior Bank Financing is attached as Exhibit A to this letter (the "Summary of Terms").

          BTCo is pleased to advise you of its commitment, subject to the terms and conditions contained herein and in the attached Summary of Terms, to provide 100% of the Senior Bank Financing. In connection with the Senior Bank Financing, BTCo shall act as the sole agent (in such capacity, the "Agent") and shall manage all aspects of the syndication thereof. BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Senior Bank Financing, to syndicate all or a part of the Senior Bank Financing to one or more financial institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. You agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of LLC, Alliance, SMT Holdings and SMT (including, without limitation, Apollo) and the proposed Lenders. Without limiting our commitment as set forth above, your assistance in connection with the syndication will also include, if BTCo so requests, your restructuring, in a manner mutually acceptable to BTCo and you, of the component facilities of the Senior Bank Financing, if in our judgment, such restructuring would result in a successful syndication, provided that in no event will the aggregate amount of
                        --------
the senior secured bank financing be reduced. To assist BTCo in its syndication efforts, you hereby agree both before and after the Initial Borrowing Date (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you, Alliance, SMT Holdings, SMT and their respective advisors and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Bank Financing, including making available officers of Alliance, SMT Holdings, SMT and their respective subsidiaries from time to time to attend and make presentations regarding the business and prospects of Alliance, SMT Holdings, SMT and their respective subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

          BTCo's commitment to provide the Senior Bank Financing is expressly subject to (a) there not having occurred since December 31, 1996 any material adverse change in the business, properties, assets, operations, liabilities, condition (financial or otherwise) or prospects of Alliance and its subsidiaries taken as a whole, both before and after giving effect to the Transaction and (b) the absence of any material adverse change after the date hereof in the market for syndicated facilities similar in nature to the Senior Bank Financing and the absence of any material disruption of or a material adverse change in financial, banking or capital markets generally, in each case as determined by BTCo in its sole discretion.

          To induce BTCo to issue this letter, you hereby agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and consultants) of BTCo and its affiliates (collectively, "BT") arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements (and our due diligence in connection therewith) and in connection with the transactions described herein shall be for your account, whether or not the Recapitalization, the Refinancing Transactions or the SMT Merger is consummated, the Senior Bank Financing is made available or definitive credit documents are executed. You further agree to indemnify and hold harmless BT and each of the Lenders and each director, officer, employee, agent, representative and affiliate thereof (each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve BT, any Lender or any such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction (or any element thereof), this letter or the extension of the Senior Bank Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of any of the Senior Bank Financing contemplated by this letter and, upon demand, to pay and reimburse BT, each Lender and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not BT, any such Lender or any such indemnified person is a party to any action, suit or proceeding out of which any such expenses arise and whether or not any such action, suit or proceeding is between you and BT, a Lender or an indemnified person or between BT, a Lender or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify
                     -----------------
any Lender or indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of BT, such Lender or such indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither BTCo nor any other Lender shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this letter or any failure to provide the Senior Bank Financing.

          BTCo reserves the right to employ the services of its affiliates (including, without limitation, BT Securities Corporation ("BTSC")) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTSC), and such affiliates may share with BTCo, any information relating to LLC, Alliance, SMT Holdings, SMT and their respective affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Transaction, subject to BTCo's customary treatment of customer confidential information.

          The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

          The willingness of BTCo to provide the Senior Bank Financing as set forth above will terminate on December 31, 1997, unless definitive documentation evidencing the Senior Bank Financing, satisfactory in form and substance to BTCo, shall have been entered into prior to such date and the Initial Borrowing Date shall have occurred.

          If you are in agreement with the foregoing, please sign and return to us (including by way of facsimile transmission) the enclosed copy of this letter, together with a copy of the fee letter enclosed herewith (the "Fee Letter"), no later than 5:00 P.M. (New York time) on Friday, July 25, 1997. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which when executed and delivered, shall be an original, but all of which shall together constitute one and the same instrument.

          Until such time as you have accepted this letter and the related Fee Letter in accordance with the requirements of the immediately preceding paragraph, you are not authorized to disclose this letter or its contents to any other person or entity (other than your legal and financial advisors in connection with your evaluation of this letter). If this letter is not accepted by you as provided in the immediately preceding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned.

          THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT

REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER OR ANY MATTERS CONTEMPLATED HEREBY.

                                        Very truly yours,


                                        BANKERS TRUST COMPANY


                                        By_______________________
                                          Title:



Agreed to and Accepted this
          day of            , 1997
---------        ----------


NEWPORT INVESTMENT LLC


By____________________________
  Title:

                                                                       EXHIBIT A
                                                                       ---------


                            SUMMARY OF CERTAIN TERMS
                                AND CONDITIONS/1/
                            ------------------------


I.  Description of Facilities Comprising the Senior Bank Financing
    --------------------------------------------------------------

A.  Term Loan Facility
    ------------------

Term Loan Facility:     Term loan facility in an aggregate principal amount of
                        $50.0 million (the "Term Loan Facility").

Maturity:               The Term Loan Facility will mature on the date (the
                        "Term Loan Facility Maturity Date") that occurs on the sixth anniversary of the Initial Borrowing Date.

Amortizations:          Annual amortization (payable in four equal quarterly
                        installments) of the loans under the Term Loan Facility
                        (the "Term Loans") shall be required in an amount for each such annual period equal to 1% of the initial aggregate principal amount of the Term Loan Facility.
                        The entire outstanding principal amount of the Term
                        Loans shall in any event be required to be repaid in full on the Term Loan Facility Maturity Date.

Use of Proceeds:        Term Loans shall only be utilized by Alliance to
                        finance the Recapitalization and the Refinancing
                        Transactions and to pay fees and expenses incurred in connection therewith.

Availability:           Term Loans may only be incurred by Alliance on the
                        Initial Borrowing Date. No amount of Term Loans once repaid may be reborrowed.


----------
/1/ All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached (the "Commitment Letter").

B.  Revolving Credit Facility
    -------------------------

Revolving Credit           Revolving credit facility of up to $150.0 million,
Facility:                  with a letter of credit sub-limit to be agreed upon
                           (the "Revolving Credit Facility").

Maturity:                  The Revolving Credit Facility will terminate, and all
                           loans made pursuant to the Revolving Credit Facility
                           (the "Revolving Loans," and together with the Term
                           Loans, the "Loans") shall be required to be repaid,
                           on the date that is five years from the Initial
                           Borrowing Date, provided that to the extent mandatory
                                           --------
                           repayments are required under the heading "Mandatory
                           Repayments/Commitment Reductions" below after all outstandings under the Term Loan Facility have been repaid in full, such mandatory repayments will apply to reduce the commitments under the Revolving Credit
                           Facility (and will require prepayments of Revolving
                           Loans to the extent in excess of such commitments as so reduced).

Scheduled Commitment       The total commitments under the Revolving Credit
Reductions:                Facility shall be reduced on the dates set forth
                           below by the amounts set forth opposite such dates:

                           Fourth anniversary of the Initial Borrowing Date$75.0 million
                           Fifth anniversary of the Initial Borrowing Date$75.0 million

Blocked                    At all times prior to the date occurring 18 months
Commitment:                following the Initial Borrowing Date (the "RL
                           Commitment Reduction Date"), an amount of commitments under the Revolving Credit Facility equal to the sum of (x) the then aggregate amount of Existing
                           Indebtedness and (y) the then aggregate outstanding principal amount of the Subordinated PIK Notes shall constitute a "Blocked Commitment", which may not be drawn pursuant to the Revolving Credit Facility except to the extent being contemporaneously utilized to repay outstanding Existing Indebtedness and/or outstanding Subordinated PIK Notes. On and after the RL Commitment Reduction Date and after giving effect to the Mandatory RL Commitment Reduction described under the heading "Mandatory Repayments/Commitment
                           Reductions" below, the Blocked Commitment shall be zero.

Use of Proceeds:            All proceeds of Revolving Loans shall be utilized
                            solely for the Borrower's and its subsidiaries'
                            working capital requirements, for Permitted
                            Acquisitions (as defined below) and for other
                            general corporate purposes (including the making of
                            payments in connection with the Recapitalization and
                            the Refinancing Transactions, the payment of fees
                            and expenses pursuant to the Financing Transactions
                            and the prepayment of the Subordinated P1K Notes),
                            provided that not more than the Permitted RL Amount
                            --------
                            (as defined below) of Revolving Loans may be
                            incurred on the Initial Borrowing Date to finance
                            the Recapitalization and the Refinancing
                            Transactions and to prepay the Subordinated PIK
                            Notes. The term "Permitted RL Amount" shall mean an
                            amount equal to the remainder of (x) $50.0 million
                            less (y) the then aggregate amount of outstanding
                            ----
                            Existing Indebtedness, but in any event not less than zero.

Availability:               Revolving Loans may be borrowed, repaid and
                            reborrowed on and after the Initial Borrowing Date
                            in accordance with the terms of the documentation
                            governing the Senior Bank Financing; provided that
                                                                 --------
                            the availability at any time under the Revolving
                            Credit Facility shall equal the total commitments under the Revolving Credit Facility less the Blocked
                            Commitment.


II.  Terms Applicable to the Entire Senior Bank Financing
     ----------------------------------------------------

Borrower:                   Alliance Imaging, Inc.


Agent and
Collateral Agent:           BTCo.

Lenders: A syndicate of lenders (the "Lenders") formed by BTCo.

Guaranties:                 Each direct or indirect wholly-owned domestic
                            subsidiary of the Borrower shall be required to provide an unconditional guaranty of all amounts owing under the Senior Bank Financing (collectively, the "Guaranties", with each entity required to provide a Guaranty being herein called a "Guarantor").

                            The Guaranties shall contain terms and conditions reasonably satisfactory to BTCo.

Security:                   The obligations of the Borrower and the Guarantors
                            shall be secured by (x) a first priority perfected
                            pledge of all capital stock and notes owned by the
                            Borrower and its subsidiaries, provided that no more
                                                           --------
                            than 65% of the stock of foreign subsidiaries of the Borrower shall be required to be pledged unless such pledge may be effected without giving rise to a "deemed dividend" tax liability under applicable law and (y) a first priority perfected security interest in all other tangible and intangible assets
                            (including, without limitation, receivables, contracts, contract rights, securities, intellectual property, inventory, equipment and real estate) of the Borrower and each Guarantor, subject to customary exceptions for transactions of this type.

                            All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to BTCo, and shall effectively create first priority security interests in the property purported to be covered thereby.

Interest Rates:             At the option of the Borrower, Loans under the
                            Senior Bank Financing may be maintained from time to
                            time as (x) Base Rate Loans which shall bear
                            interest at the Applicable Margin in excess of the
                            Base Rate in effect from time to time or (y) Reserve
                            Adjusted Eurodollar Loans which shall bear interest
                            at the Applicable Margin in excess of the Eurodollar
                            Rate (adjusted for maximum reserves) as determined
                            by BTCo for the respective interest period, provided
                                                                        --------
                            that until the earlier to occur of (x) the 90th day following the Initial Borrowing Date (or, if later, the last day of the third interest period described below) and (y) that date upon which BTCo has determined (and notifies the Borrower) that the primary syndication of the Senior Bank Financing
                            (and the resultant addition of institutions as Lenders) has been completed, Reserve Adjusted
                            Eurodollar Loans may only be incurred with three successive one-month interest periods (and all Reserve Adjusted Eurodollar Loans at any time outstanding during a period described above in this proviso shall at all times have the same interest period), with the first such interest period beginning within five Business Days of the Initial
                            Borrowing Date, the second such interest period beginning on the last day of the first interest period, and the third interest period beginning on the last day of the second interest period.

                            "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the rate that BTCo announces from time to time as its prime lending rate, as in effect from time to time.

                            "Applicable Margin" shall mean the percentage per annum equal to the respective margin set forth on Annex I hereto for Base Rate Loans or Reserve Adjusted Eurodollar Loans, as the case may be; provided that at any time when a Default or Event of
                            --------
                            Default is in existence, the highest pricing set forth on Annex I hereto shall apply.

                            Interest periods of 1, 2, 3 or 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans.

                            The Senior Bank Financing shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, actual reserves, funding losses, illegality and withholding taxes.

                            Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest on Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default Interest:           Overdue principal, interest and other amounts shall
                            bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary Prepayments/
Commitment
Reductions:                 Voluntary prepayments and commitment reductions may
                            be made at any time without premium or penalty,
                            subject to minimum notice and minimum prepayment or
                            reduction requirements, as the case may be; provided
                                                                        --------
                            that voluntary prepayments of Reserve Adjusted
                            Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs, if any. All voluntary prepayments of Term
                            Loans shall be applied in direct order of maturity to reduce the then remaining scheduled installments of the Term Loan Facility. All voluntary commitment reductions shall be applied in direct order of maturity to reduce the then remaining scheduled commitment reductions under the Revolving Credit
                            Facility.


Mandatory Repayments/
Commitment
Reductions:                 Mandatory repayments of Term Loans (and after all
                            Term Loans have been repaid in full, permanent
                            reductions to the Revolving Credit Facility) to be
                            required from (a) 100% (or 75%, if the Total
                            Debt-to-EBITDA Ratio (to be defined) is less than
                            4.00:1.0) of the net cash proceeds from asset sales
                            by the Borrower and its subsidiaries (other than
                            certain ordinary course of business sales and
                            dispositions), provided that the Borrower may, in
                                           --------
                            the absence of a default or an event of default
                            under the Senior Bank Financing, reinvest proceeds
                            of certain asset sales (including sales of equipment
                            that is being upgraded or replaced) during the 270-
                            day period following the date of the respective
                            asset sale, (b) 100% (or 75%, if the Total Debt-to-
                            EBITDA Ratio is less than 4.00:1.00) of the net cash
                            proceeds from issuances of debt (other than the
                            Senior Subordinated Notes, the Subordinated PIK
                            Notes and certain other permitted debt) and
                            preferred stock (other than Qualified Preferred
                            Stock) by the Borrower and its subsidiaries, with
                            customary exceptions to be agreed upon, including
                            Permitted Debt (as defined below), (c) 50% (or 0%,
                            if the Total Debt-to-EBITDA Ratio is less than
                            4.00:1.0) of the net proceeds from Qualified
                            Preferred Stock and common equity issuances by, or
                            capital contributions to, the Borrower and its
                            subsidiaries (other than the Equity Financing),
                            with customary exceptions to be agreed upon and
                            excluding any equity issued as consideration in
                            connection with, or the proceeds of which are
                            used to effect, Permitted Acquisitions, (d) 75% (or
                            50%, if the Total Debt-to-EBITDA Ratio is less than
                            4.00:1.0) of annual excess cash flow (the definition
                            of which will be mutually agreed upon) to be applied
                            on the earlier of 90 days after the end of each
                            fiscal year and the date of delivery of the
                            Borrower's audited financial statements for such
                            fiscal year and (e) 100% of certain insurance
                            proceeds, provided that the Borrower may, in the
                                      --------
                            absence of a default or an event of default under the Senior Bank Financing, reinvest proceeds in an amount to be determined during the 270-day period following the date of receipt of such proceeds.

                            In addition, on the RL Commitment Reduction Date, the commitments under the Revolving Credit Facility shall be permanently reduced by the amount of the Blocked Commitment then in effect immediately prior to giving effect to such reduction (the "Mandatory RL Commitment Reduction").

                            All mandatory repayments of Term Loans will be applied pro rata to reduce future scheduled
                                    --- ----
                            amortization payments in respect of the Term Loan Facility. The Mandatory RL Commitment Reduction, if any, shall be applied pro rata to reduce the then
                                                  --- ----
                            remaining scheduled commitment reductions under the Revolving Credit Facility.

Commitment
Termination:                The commitments hereunder shall terminate on
                            December 31, 1997 unless definitive Credit Documents
                            (as defined below) have been executed and delivered and the Initial Borrowing Date has occurred prior to such date.


Commitment Fees:            The Applicable Commitment Fee Percentage on the
                            unutilized total commitments under the Senior Bank
                            Financing, as in effect from time to time, commencing on the Initial Borrowing Date and continuing to and including the termination of the Senior Bank Financing, payable quarterly in arrears and upon the termination of the Senior Bank
                            Financing. The "Applicable Commitment Fee
                            Percentage" shall mean the applicable percentage per annum as set forth on Annex I hereto.

Letter of Credit Fees:      The Applicable Margin for Revolving Loans maintained
                            as Reserve Adjusted Eurodollar Loans on the aggregate outstanding stated amounts of letters of credit plus an additional 1/4 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing Lender. In addition, the issuer of a letter of credit will be paid its customary administrative charges in connection with each letter of credit issued by it.

Additional Fees:            The Agent shall receive such fees as have been
                            separately agreed upon.


Documentation:              The Lenders' commitments will be subject to the
                            negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) in connection with the Senior Bank Financing (the "Credit Documents") reasonably consistent with the terms of the Commitment Letter and this Summary of Terms, in each case prepared by White & Case, counsel to BTCo.


Conditions Precedent:       In addition to conditions precedent typical for
                            these types of facilities and any other conditions appropriate in the context of the proposed transaction, the following conditions shall apply:


A. To the Initial Loans
   --------------------

                    (i) The structure and all terms of, and the documentation for, each component of the Transaction shall be reasonably satisfactory to the Agent and the Required Lenders (including, without limitation, with respect to the Senior Subordinated Notes and the Subordinated P1K Notes, amortizations, maturities, interest rates, limitations on cash interest payable, defaults, remedies, guaranties, security and subordinations provisions, as applicable). Each component of the Transaction shall have been consummated in accordance with the documentation therefor and all applicable law. After giving effect to the Transaction, the Borrower and its subsidiaries shall have no outstanding indebtedness or preferred stock other than pursuant to the Financing Transactions and the Existing Indebtedness.

                   (ii) BTCo shall be satisfied that, on the Initial Borrowing Date, Alliance has cash and cash equivalents on hand of at least $7.5 million, provided that if the total existing indebtedness of
                            --------
                            Alliance
                            and its subsidiaries outstanding on the date hereof (i.e., $86.5 million) is reduced after the date
                             ----
                            hereof and prior to the Initial Borrowing Date, the minimum cash requirement specified in this clause
                            (ii) above shall be reduced on a dollar-for-dollar basis by the amount of any such reduction.

                  (iii) Alliance shall have used the aggregate amount received from the Equity Financing and the net cash proceeds from the issuance of Senior Subordinated Notes and the Subordinated PIK Notes (x) to make payments owing in connection with the Recapitalization and the Alliance Refinancing, (y) to make an intercompany loan to SMT Merger Sub to enable SMT Merger Sub (and so long as SMT Merger Sub promptly uses the proceeds thereof) to make payments owing in connection with the SMT Refinancing and (z) to pay fees in connection with the Financing Transactions before utilizing any proceeds of Loans pursuant to the Senior Bank Financing for any such purpose.

                   (iv) Since December 31, 1996, there shall have been no material adverse change in the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of Alliance and its subsidiaries taken as a whole, both before and after giving effect to the Transaction.

                    (v) All Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                   (vi) The Lenders shall have received such opinions and other appropriate factual information and expert advice as follows: (i) legal opinions from counsel, in form and substance and covering matters, acceptable to BTCo and the Required Lenders and (ii) a solvency opinion with respect to the Borrower and its subsidiaries (on a consolidated basis) and the Borrower (on a stand-alone basis), after giving effect to the consummation of the Transaction and the financing therefor, reasonably acceptable to the Agent and the Required Lenders.

                  (vii) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above shall have been executed and delivered in form, scope and substance reasonably satisfactory to BTCo, and the

                            Lenders shall have a first priority perfected security interest in all assets as are required above.

                 (viii) There shall have been no material adverse change after the date hereof to the syndication market for credit facilities similar in nature to the Senior Bank Financing contemplated herein and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the syndication, in each case as determined by BTCo in its reasonable discretion.

                   (ix) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby or any letter executed in connection herewith and payable to the Lenders or BTCo (or their respective affiliates) shall have been paid to the extent due.


B. Conditions to All Loans
   -----------------------

                            Absence of material adverse change, absence of material litigation, absence of default or unmatured default under the Senior Bank Financing, continued accuracy of representations and warranties and receipt of such documentation (including, without limitation, opinions of counsel) as shall be required by the Agent.

Representations
and Warranties:             The Senior Bank Financing and related documentation
                            shall contain representations and warranties typical for these types of facilities, as well as any additional ones appropriate in the context of the proposed transaction.

Covenants:                  Those typical for these types of facilities and any
                            additional covenants appropriate in the context of the proposed transaction (with such covenants having such exceptions or baskets as may be mutually agreed upon). Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:


                    (i) Restrictions on indebtedness, with exceptions to include Existing Indebtedness, Permitted Debt and certain other indebtedness to be mutually agreed upon. As used herein, "Permitted Debt" shall mean (i) certain existing indebtedness assumed in connection with Permitted Acquisitions that meets certain requirements to be specified, (ii) lease financings and purchase money debt incurred after the Initial Borrowing Date in connection with the acquisition of equipment, (iii) subordinated debt (to meet requirements to be specified in the Senior Bank Financing) issued to sellers in connection with Permitted Acquisitions or issued for cash to Apollo and (iv) additional unsecured indebtedness of the Borrower and its subsidiaries; provided that (x) the
                                                           --------
                            aggregate principal amount of indebtedness at any time outstanding pursuant to preceding clauses (i) and (ii) shall not exceed $20.0 million and (y) the aggregate principal amount of all indebtedness incurred pursuant to preceding clauses (iii) and
                            (iv) shall not exceed $25.0 million.


                   (ii) Restrictions on mergers, acquisitions and acquisitions and dispositions of assets; provided
                                                                     --------
                            that the Borrower may acquire assets constituting a business, division or product line of any Person (to be defined) not already a subsidiary of the Borrower or the capital stock of any such Person who becomes a wholly-owned subsidiary (each, a "Permitted Acquisition"), (i) so long as no default or event of default exists under the credit agreement governing the Senior Bank Financing (the "Credit Agreement") at the time of the consummation of the respective Permitted Acquisition or would exist immediately after giving effect thereto, (ii) so long as the Borrower establishes pro forma compliance with the
                                                 ---------
                            financial covenants contained in the Credit
                            Agreement, (iii) so long as the aggregate
                            consideration payable in respect of any individual Permitted Acquisition shall not exceed $25.0 million, (iv) after giving effect to the respective Permitted Acquisition, the total unutilized commitments under the Revolving Credit Facility shall equal or exceed the sum of (x) $15,000,000 plus (y) the amount of additional unutilized commitments under the Revolving Credit Facility required (in the good faith determination of the Borrower) to cover all post-closing purchase price adjustments relating to the respective Permitted Acquisition and all capital expenditures reasonably anticipated to be made in the business acquired pursuant the respective Permitted Acquisition within a to-be-determined number of days following such Permitted Acquisition, (v) so long as the Senior Debt-to-EBITDA Ratio (to be defined) shall not exceed 3.0:1.0 and the Total Debt-to EBITDA Ratio shall not exceed 5.25:1.0, in each case upon the consummation of, and after giving effect on a pro
                                                                          ---
                            forma basis to, any Permitted Acquisition and (vi)
                            -----
                            subject to such other reasonable requirements as may be established pursuant to the Credit Documents.

                  (iii) Restrictions on sale-leaseback transactions and lease payments.

                   (iv)     Limitations on dividends.

                    (v) Restrictions on voluntary prepayments of the Senior Subordinated Notes, the Subordinated PIK Notes and other indebtedness and amendments of organizational, corporate and other documents, provided that so long
                                                           --------
                            as no default or event of default is then in existence under the Credit Agreement, (x) the Subordinated PIK Notes may be repaid in part or in whole from time to time on and after the Initial Borrowing Date and (y) voluntary prepayments of Existing Indebtedness or constituting Permitted Debt of the types described in clauses (i) and (ii) of the definition thereof shall be permitted.

                   (vi) Restrictions on transactions with affiliates and formation of subsidiaries (it being understood that Apollo may receive closing and management fees and future investment banking fees from the Borrower on terms, and in amounts, to be agreed upon).

                  (vii)     Restrictions on investments; provided that the
                                                         --------
                            Borrower shall be permitted to make investments (including investments in joint ventures and partnerships), so long as (i) no default or event of default exists under the Credit Agreement at the time of the consummation of the respective investment and immediately after giving effect thereto, (ii) any Person in whom an investment is made is in the same "line of business" as the Borrower and its subsidiaries and (iii) the aggregate amount of all such investments does not exceed $7.5 million.

                 (viii)     Maintenance of existence and properties.

                   (ix)     No liens, with exceptions to be negotiated.

                    (x) Financial covenants to consist of a minimum interest coverage ratio, minimum consolidated EBITDA, minimum fixed charge coverage ratio and a Total Debt-to-EBITDA Ratio. For purposes of determinations of the Total Debt-to-EBITDA Ratio, pro forma effect shall be given to Permitted
                            --- -----
                            Acquisitions, it being understood that (i) cost savings in respect of Permitted Acquisitions shall be determined in a manner to be mutually agreed upon, (ii) the Total Debt-to-EBITDA Ratio shall not exceed 5.25:1.0 upon the consummation of, and after giving effect on a pro forma basis to, any Permitted
                                               --- -----
                            Acquisition and (iii) EBITDA of the business acquired pursuant to the respective Permitted Acquisition for the period of four consecutive fiscal quarters of the Borrower most recently ended prior to respective Permitted Acquisition (each, a "Calculation Period") shall be EBITDA of such business annualized for the last two quarters of such Calculation Period. For purposes of determinations of financial covenant compliance generally, consolidated EBITDA for any period of four consecutive fiscal quarters of the Borrower (each, a "Test Period") shall be consolidated EBITDA annualized for the last two quarters of such Test Period.

                   (xi)     Adequate insurance coverage.

                  (xii)     ERISA covenants.

                 (xiii) The obtaining of interest rate protection in amounts and for periods to be determined.

                  (xiv) Limitation on issuances of redeemable common stock and preferred stock by the Borrower and its subsidiaries, provided that the Borrower may issue
                                          --------
                            Qualified Preferred Stock. "Qualified Preferred Stock" shall mean any preferred stock of the Borrower, the express terms of which shall provide that dividends thereon shall not be required to be paid at any time (and to the extent) that such payment would be prohibited by the terms of the Credit Agreement or any other agreement of the Borrower relating to outstanding indebtedness and which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (including any change of control event), cannot mature (excluding any maturity as the result of an optional redemption by the issuer thereof) and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable, or required to be repurchased, at the sole option of the holder thereof (including, without limitation, upon the occurrence of a change of control event), in whole or in part, on or prior to the second anniversary of the Term Loan Maturity Date.

                   (xv) Financial reporting and visitation and inspection rights.

                  (xvi)     Compliance with laws.

Events of Default:          Those typical for these types of facilities and any
                            additional ones appropriate in the context of the proposed transaction including, without limitation, payment, material misrepresentations, covenant defaults, bankruptcy and a change of control of the Borrower.

Assignments and
Participations:             The Borrower may not assign its rights or
                            obligations under the Senior Bank Financing without the prior written consent of the Agent and the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Bank Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to a minimum assignment requirement of $5,000,000 (or to the extent the amount held by such Lender is less than $5,000,000, such lesser amount) and such other limitations as may be established by the Agent. So long as no event of default exists pursuant to the Senior Bank
                            Financing, the consent of the Borrower shall be required with respect to assignments of Loans (other than assignments to (x) affiliates of the respective
                            Lender or (y) any entity which is already a Lender), such consent not to be unreasonably withheld or delayed. The Senior Bank Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Bank
                            Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.


Governing Law:              The rights and obligations of the parties under the
                            Credit Documents shall be construed in accordance with and governed by the law of the State of New
                            York.


Required Lenders:           Majority.

                                                                         ANNEX I
                                                                         -------


                                     Revolving
                                      Credit                  Applicable
                                    Eurodollar   Term Loan    Commitment
                                      Margin     Eurodollar      Fee
Leverage Ratio                      ----------     Margin     Percentage
--------------                                   ----------   -----------

     X greater than 4.50               2.25%        2.50%        .500%
4.25 less than X less than 4.50        2.00%        2.50%        .500%
4.00 less than X less than 4.25        1.875%       2.50%        .375%
3.50 less than X less than 4.00        1.75%        2.25%        .375%
3.00 less than X less than 3.50        1.50%        2.25%        .375%
2.50 less than X less than 3.00        1.25%        2.25%        .250%
 X less than or equal to 2.50          1.00%        2.25%        .250%


Base Rate Loans shall carry an Applicable Margin which is 1.00% lower than the Applicable Margin for Eurodollar Loans. For purposes of all calculations of the Leverage Ratio referred to above, consolidated EBITDA for any Test Period shall be consolidated EBITDA annualized for the last two quarters of such Test Period without giving effect to any cost savings in respect of Permitted Acquisitions effected during such Test Period.